UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 000-51005

PANTHERA EXPLORATION INC.
(formerly AMERA RESOURCES CORPORATION)

Translation of registrant’s name into English

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F
Form 20-F       X                                                          Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ________             No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PANTHERA EXPLORATION INC.
(Registrant)

January 29, 2009                                                                By     /s/ Mike Clark
Mike Clark, CFO

CHANGE OF AUDITOR NOTICE

This notice is provided pursuant to the requirements of section 4.11 of National Instrument 51-102- Continuous Disclosure Obligations.

Effective January 15, 2009, Ernst & Young LLP, Chartered Accountants, at the request of Panthera Exploration Inc. (the “Corporation”), resigned as auditors of the Corporation. On the recommendation of the Audit Committee, the Board of Directors of the Corporation approved a proposal to engage the accounting firm of MacKay LLP, Chartered Accountants as auditors of the Corporation for the financial year ending December 31, 2008.

The Corporation will ask that the shareholders of the Corporation to ratify the appointment of MacKay LLP at the next annual and special meeting of the shareholders of the Corporation.

During Ernst & Young LLP’s appointment, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events (as defined in subsection 4.11 (1) of NI51-102).

Ernst & Young LLP has been the auditors of the Corporation since January 1, 2005 and did not have any reservation in their auditors’ reports for any of the financial statements of the Corporation’s most recently completed fiscal year or for any period subsequent thereto for which an audit report was issued and preceding the resignation of Ernst & Young LLP.

The Corporation has requested Ernst & Young LLP and MacKay LLP to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each letter to the securities administrators will be filed with this notice.

DATED: January 15, 2009

Panthera Exploration Inc.

“Mike Clark”
Mike Clark
CFO

Panthera Exploration Inc.
709 - 837 West Hastings Street, Vancouver, BC, Canada  V6C 3N6 ■ telephone: 604.687.1828 ■ facsimile: 604 687.1858

[ERNST & YOUNG LETTERHEAD]

January 15, 2009

Mr. Mike Clark
Panthera Exploration Inc.
(formerly Amera Resources Corporation)
Suite #709 – 837 West Hastings Street
Vancouver, BC V6B 3VC

Dear Mr. Clark:

This is to confirm that the client-auditor relationship between Panthera Exploration Inc. (formerly Amera Resources Corporation) (Commission File Number 0-51005) and Ernst & Young LLP has ceased.

Very truly yours,

/s/ Ernst & Young LLP

cc: PCAOB Letter File
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.